Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY


         Pursuant to an order of the Securities and Exchange Commission dated October 23, 2002 in the matter of File No. 70-10073.

                                 --------------

         Georgia Power Company (GEORGIA) hereby certifies to said Commission, pursuant to Rule 24 of the Public Utility Holding Company Act of 1935, as amended, with respect to its financing subsidiaries and in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1, as amended, in the above matter at the end of the third quarter of 2003 that:

         1. The financial statements of GEORGIA account for the special purpose subsidiary created as a result of this authorization in accordance with generally accepted accounting principles (See Note).

         2.       The name of the subsidiary is Georgia Power Capital Trust VI.

         3. The value of GEORGIA's investment account in Georgia Power Capital Trust VI is $9,279,000.

         4. The balance sheet account where the cost of the investment in Georgia Power Capital Trust VI is recorded is "Trust VI - Miscellaneous Paid-In Capital," which is eliminated in consolidation (See Note).

         5. The amount invested in Georgia Power Capital Trust VI by GEORGIA is $9,279,000.

         6.       Georgia Power Capital Trust VI is a Delaware business trust.

         7. GEORGIA owns 100% of the Common Securities of Georgia Power Capital Trust VI.

         8.       There are no other owners of Georgia Power Capital Trust VI.

         9. The purpose of GEORGIA's investment in Georgia Power Capital Trust VI was to issue Trust Preferred Securities.

         10. Georgia Power Capital Trust VI issued $300,000,000 aggregate liquidation amount of Flexible Trust Preferred Securities on November 6, 2002. The proceeds of the preferred securities and GEORGIA's equity investment were loaned to GEORGIA through the sale of junior subordinated notes to Georgia Power Capital Trust VI.

                  NOTE: FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" requires the primary beneficiary of a variable interest entity to consolidate the related assets and liabilities. On October 9, 2003, the FASB issued Staff Position No. FIN 46-6, which deferred the effective date of

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                  Interpretation No. 46 until December 31, 2003 for interests held in variable interest entities or potential variable interest entities created before February 1, 2003. Current analysis indicates that the trusts established by GEORGIA to issue trust preferred securities are variable interest entities under Interpretation No. 46 and, further, that GEORGIA is not the primary beneficiary of these trusts. If this conclusion is finalized, effective December 31, 2003, the trust assets and liabilities, including the preferred securities issued by the trusts, will be deconsolidated, the investments in the trusts will be reflected under the equity method, and the loans from the trusts to GEORGIA will be reflected as long-term notes payable to affiliates on the balance sheet.


                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  November 14, 2003                           GEORGIA POWER COMPANY




                                                 By: /s/Wayne Boston
                                                       Wayne Boston
                                                   Assistant Secretary